SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 11, 2011

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference is the Registrant’s Notice of its next Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

Date: July 11, 2011

R.V.B. HOLDINGS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of R.V.B Holdings Ltd. (the “Company” and/or "RVB") will be held on August 22, 2011 at 3:00 p.m. Israel time (8:00 a.m. Eastern time), at the Company’s offices, located at Platinum House, 21 Ha'arba'ah St., Tel Aviv, Israel.

The agenda of the Meeting shall be as follows:

         1.   The approval of (i) the terms and conditions of, and the transactions contemplated under, the share purchase agreement, dated as of July 3, 2011, by and among RVB, Greenstone Industries Ltd., a public company organized under the laws of the State of Israel, S.R. Accord Ltd., a company organized under the laws of the State of Israel,  Mazal Resources B.V., a private corporation organized under the laws of the Netherlands, and E.E.R. Environmental Energy Resources (Israel) Ltd., a private company organized under the laws of the State of Israel; (ii) the transactions contemplated by related agreements; (iii) the grant of options to the Company’s director, Yair Fudim, to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately 0.3% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of $US 0.2145 per share; (iv) the services agreement (the "Services Agreement") between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. ("Stern Holding"), a company under Mr. Stern's control, pursuant to which Stern Holding will provide business development services to RVB, for a total  consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, Stern Holding shall receive options to purchase RVB shares, representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately  3.5% of the Company's issued and outstanding share capital, with an exercise price of $US0.2145 per share; and (v) the management services agreement between Greenstone and RVB (the "Management Agreement"), pursuant to which Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Management Agreement), approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of $US0.2145 per share.

2.    Approval and ratification of the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the 2011 fiscal year and the period ending at the close of the next annual general meeting and to authorize the board of directors to determine the independent auditors' remuneration.

3.            Re-election of each of Messrs. Yitzhak Apeloig, Yair Fudim and Gedaliah Shelef as a director of the Company to hold office until the close of the next annual general meeting.

4.    Re-election of Ms. Alicia Rotbard as an external director of the Company.

5.    Approval of Amended and Restated Articles of Association of the Company.

6.    Approval and ratification of the Company's purchase of insurance policies of directors’ and officers’ liability.

7.    Approval of amended indemnification agreements between the Company and its officers and directors.

8.    Subject to the approval of Proposal No. 4 above, approval of a grant to each of the Company's directors: Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, of options to purchase 900,000 ordinary shares of the Company, with an exercise price of $US0.2145 per share.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2010.

The approval of Proposal 1, and, since certain of the Company's officers and directors may be considered controlling shareholders of the Company, the approval of Proposal 7, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of each of Proposals 2, 3 and 8 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal 4 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the election of Ms. Rotbard (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 5 requires the affirmative vote of at least 75% of the Shares present, in person or by proxy, and voting on the matter ("Special Majority"), provided further, that either: (i) at least a majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes) vote FOR the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 6 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter. However, pursuant to the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of Proposal 6, provided that such objection has been submitted to the Company within 14 days as of the date of this proxy statement. If such objection is received by the Company within such 14 day period, the approval of Proposal 6 will require the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Only shareholders of record at the close of business on July 20, 2011 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Proposals 1 through 8 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 24 hours before the time of the Meeting (i.e., 3:00 p.m. (Israel time) on August 21, 2011). The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at "Platinum House", 21 Ha'arba'ah St., Tel Aviv 64739, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than August 1, 2011.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least 25% of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned for one week at the same hour and place, without further notice to our shareholders. If a quorum is not present on the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the "Companies Law"), the persons present shall constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices, Platinum House,  21 Ha'arba'ah St., Tel Aviv, Israel during normal business hours and by prior coordination with Ofer Naveh (tel: +972-3-6845500).

By Order of the Board of Directors, Yitzhak Apeloig, Chairman of the Board of Directors of the Company Dated: July 11, 2011